UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mindray Medical International Limited

(Name of Issuer)

Class A Ordinary Shares**

Class B Ordinary Shares**

American Depository Shares

(Title of Class of Securities)

602675100

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing one Class A ordinary share. See Note 1 for further discussion of shares held by Reporting Persons.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602675100	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xu Hang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 20,632,858 (1)(2)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 20,632,858(3)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,632,858
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%(4)
12	TYPE OF REPORTING PERSON* IN

(1)

Includes (i) 2,400,000 Class A ordinary shares; (ii) 15,436,458 Class B ordinary shares; and (iii) 2,796,400 American Depositary shares, each representing one Class A ordinary share. 1,500,000 of the American Depositary Shares are subject to a Stock Purchase Agreement and Pledge Agreement entered into by UBS Securities LLC, UBS AG, Stamford Branch, as collateral agent (collectively, “UBS Securities LLC”) and New Dragon (No.12) Investments Limited, in a series of agreements dated August 8, 2007, August 13, 2007, August 20, 2007, August 27, 2007 and September 5, 2007 (collectively, the “VPF Agreement”). 3,650,000 of the Class B ordinary shares and 850,000 of the American Depositary Shares are pledged as collateral pursuant to a Collateral Agreement as security for a credit facility made available by J.P. Morgan International Bank Limited Brussels Branch to New Dragon (No. 12) Investments Limited.

(2)

Class A ordinary shares and B ordinary shares are not listed for trading. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to shareholder vote, and each Class B ordinary share is entitled to five votes on all matters subject to shareholder vote. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Class B ordinary shares will automatically and immediately convert into an equal number of Class A ordinary shares upon transfer to any person or entity which is not an affiliate of transferor.

(3)	See Notes 1 and 2 above.
(4)

Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 107,900,363 outstanding ordinary shares of the issuer as of December 31, 2007.

CUSIP No. 602675100	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Dragon (No. 12) Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 20,632,858 (5)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 20,632,858 (6)
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,632,858
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.1%(7)
12	TYPE OF REPORTING PERSON* CO

(5)	See Notes 1 and 2 above.
(6)	See Notes 1 and 2 above.
(7)

Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 107,900,363 outstanding ordinary shares of the issuer as of December 31, 2007.

CUSIP No. 602675100	SCHEDULE 13G	Page 4 of 8 Pages

Item 1(a)	Name of Issuer:

Mindray Medical International Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China

Item 2(a)	Name of Person Filing:

Xu Hang

New Dragon (No. 12) Investments Limited

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

Xu Hang

c/o Mindray Medical International Limited

Mindray Building, Keji 12th Road South, Hi-tech Industrial Park,

Nanshan, Shenzhen, 518057

People’s Republic of China

New Dragon (No. 12) Investments Limited

Ugland House,

P.O. Box 309, George Town,

Grand Cayman,

Cayman Islands

Item 2(c)	Citizenship:

Xu Hang - PRC

New Dragon (No. 12) Investments Limited - Cayman Islands

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, par value HK$0.001

Class B ordinary shares, par value HK$0.001

American Depositary Shares

Item 2(e)	CUSIP Number:

602675100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 602675100	SCHEDULE 13G	Page 5 of 8 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Reporting person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xu Hang	20,632,858 ordinary shares	19.1	%(8)	20,632,858 ordinary shares	0	20,632,858 ordinary shares	0
New Dragon (No. 12) Investments Limited	20,632,858 ordinary shares	19.1	%(9)	20,632,858 ordinary shares	0	20,632,858 ordinary shares	0

Mr. Xu Hang is the sole shareholder of New Dragon (No. 12) Investments Limited. Pursuant to Section 13(d) of the Act, Mr. Xu Hang may be deemed to beneficially own all of the shares held by New Dragon (No. 12) Investments Limited.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Under the VPF Agreement, UBS Securities LLC has the right to receive and the power to direct the receipt of dividends from the shares pledged under such agreement.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

(8)

Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares. The percentage is based on 107,900,363 outstanding ordinary shares of the issuer as of December 31, 2007.

(9)	See Note 8 above.

CUSIP No. 602675100	SCHEDULE 13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 5, 2008

Xu Hang

/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
Name:	Xu Hang
Title:	Director

CUSIP No. 602675100	SCHEDULE 13G	Page 7 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement